Mr. Spirgel

October 3, 2017

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Telecom Corporation Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 28, 2017

Form 20-F for Fiscal Year Ended December 31, 2015

Response dated June 9, 2017

File No. 001-31517

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 28, 2017, relating to (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”), which was filed with the Commission on April 28, 2017, and (ii) the response of China Telecom Corporation Limited (the “Company”), dated June 9, 2017 (the “Response”), to the Commission’s comment letter in respect of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015, which was filed with the Commission on April 28, 2016. The Company expresses its appreciation to the Staff for taking the time to review the Response, and for providing the helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Response. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Spirgel	-2-

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects, page 38

1.	We acknowledge recent standard-setting discussions in which certain of the issues we raised in our comments to you were addressed. We considered the outcome of those discussions and noted that some but not all of the issues we raised with you were addressed.

2.	Neither IFRS as issued by the IASB nor recent standard-setting discussion appear to contemplate a scenario in which at-market transfers are made on unspecified terms that are not customary to the nature of the transaction. Your fact pattern raises questions about when de-recognition under IAS 16 has occurred, as well as, the measurement of the value exchanged. Please confirm the following, if true:

a)	At the time the ownership of the assets were transferred to China Tower, in October 2015, you agreed to enter into a lease with China Tower to use the assets that were transferred. At the time of that asset transfer, you had not finalized the lease terms nor had you entered into a lease with China Tower. Based on information you provided during our discussions with you in June 2017, you determined that you were able to reliably estimate and account for the lease of the transferred assets because you and China Tower established an understanding of what the lease terms would be when they were finalized.

The Company respectfully advises the Staff that at the time the ownership of the assets was transferred to China Tower in October 2015, we had agreed to enter into a lease with China Tower to use the assets that were transferred.

Although the lease agreement was not yet finalized, the Company and China Tower had conducted rounds of negotiations to reach preliminary consensus on a number of principles and established an understanding of the key lease terms. As such, we were able to reliably estimate and account for the lease of the transferred assets.

b)	The proceeds you received from China Tower as payment for the assets you transferred to China Tower equaled the fair value of the assets transferred.

The Company respectfully advises the Staff that before the transfer of the Tower Assets, China Tower had not engaged in substantial business activities, and majority of its net assets were cash injected by the shareholders. Upon the transfer of the Tower Assets, majority of the net assets of China Tower becomes the Tower Assets, of which the fair value, excluding the cash consideration to be paid, then constitutes the major part of the value of China Tower.

Mr. Spirgel	-3-

As such, the fair value of the tower assets formed major part of the fair value of China Tower that was certain as of the date of tower assets disposal. In view of the above fact pattern, the Company believed that the fair value of the shares of China Tower, i.e. the proceeds we received from China Tower as payment for the assets we transferred to China Tower equaled the fair value of the assets transferred.

c)	The asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants.

The Company respectfully advises the Staff that the Company believed that the asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants, i.e. at market terms.

d)	The estimated lease terms and the final lease terms are equivalent to those that would prevail in an orderly transaction between market participants.

The Company respectfully advises the Staff that the Company believed that both the estimated lease terms and the final lease terms are equivalent to those that would prevail in an orderly transaction between market participants. The terms are all prepared under market terms and negotiated on an arm’s length basis.

*   *   *   *

Mr. Spirgel	-4-

Should you have any questions or wish to discuss the foregoing, please contact Rebecca Wong, by telephone at (+852) 2582-5819, by fax at (+852) 2157-0010 or by email at rebecca.wong@chinatelecom-h.com.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director, Executive Vice President and Joint Company Secretary (performing the functions of the principal financial officer)

cc:	Terry French

Inessa Kessman

(Securities and Exchange Commission)

Jian Liang

Rebecca Wong

(China Telecom Corporation Limited)

Chun Wei

Yeqing Zheng

(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam

(Deloitte Touche Tohmatsu)